Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated March 04, 2026)	Registration No. 333-293717

TRINITY BIOTECH PLC Secondary offering of up to 35,282,966 American Depositary Shares representing 705,659,320 Ordinary Shares

This prospectus supplement updates and supplements the information contained in the prospectus dated March 04, 2026 (as may be supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1, with information contained in our Reports on Form 6-K, which were filed with the Securities and Exchange Commission on March 10, 2026 (the “Current Reports”). Accordingly, we have attached the Current Reports to this prospectus supplement.

The prospectus, as it may be amended or supplemented from time to time, relates to the offer and resale by the Selling Shareholders from time to time of up to 705,659,320 Ordinary Shares, represented by up to 35,282,966 ADSs.

Our ADSs are listed for trading on the Nasdaq Global Select Market under the symbol “TRIB.” The last reported sale price of our ADSs on March 9, 2026 was $0.7010.

You should read the Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities.

Our business and an investment in our ADSs involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 5 of the Prospectus and any other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 10, 2026.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On March 10, 2026, the Company issued a press release announcing further major technical breakthroughs in advancing its Next Generation CGM+ Platform. A copy of the press release is filed herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Trinity Biotech Announces Further Major Technical Breakthroughs in Advancing Next Generation CGM+ Platform

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date:  March 10, 2026

Exhibit 99.1

CONFIDENTIAL UNTIL RELEASED

Contact:	Trinity Biotech plc	RedChip Companies Inc.
	Gary Keating, PhD	Dave Gentry, CEO
	(353)-1-2769800	(1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Announces Further Major Technical
Breakthroughs in Advancing Next Generation CGM+ Platform

- Clinical trial results support progression of CGM+ toward regulatory submissions and scaled commercialization

- Anticipating initiation of pivotal clinical trial in 2026

- Updated electronics architecture delivers significant improvement in glucose measurement accuracy, with a material reduction in MARD across multi-day wear

- Multimodal sensing platform powered by advanced AI-native analytics to deliver personalized metabolic health insights

- CGM+ next-generation modular device architecture designed to reduce cost and improve sustainability versus current market-leading CGMs

- Company is positioning device to participate in fast-growing $15bn CGM market and adjacent sectors

DUBLIN, Ireland and OREGON, United States of America (XXXX, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced a number of significant technical advancements in the development of its next-generation, finger-stick calibration-free Continuous Glucose Monitoring (CGM) system, CGM+, marking a major step toward bringing the technology to global markets.

John Gillard, Trinity Biotech President & Chief Executive Officer, commented:

“These are some of the most important technical advancements to date in our CGM+ development program. The glucose measurement accuracy gains achieved by the incorporation of key components of our enhanced electronics architecture gives us strong conviction to accelerate into pivotal trials this year. The fact that these enhanced electronic components also underpin our innovative multi-modal sensing architecture gives us a valuable foundation from which we intend to deliver a truly differentiated device, CGM+, to key markets globally.

Metabolic health problems sit at the center of the world’s disease burden, with rising incidence of obesity, diabetes, hypertension, and related cardiometabolic disorders. In everyday life, metabolic health shapes how we perform, recover, and age. Key metabolic health factors include glucose levels, activity, sleep, and stress - metrics that are measurable and personalized. Using AI-native health monitoring, CGM+ is being designed to translate these metrics into powerful insights to support better metabolic health.

Our innovation agenda is central to our growth ambitions at Trinity Biotech, and our latest results highlight our commitment to deliver industry-leading innovation, precision, and quality. We are excited with what we have achieved, and we are increasingly confident that CGM+ provides Trinity Biotech with the platform to deliver a significant step-change in the growth and scale of the company. We look forward to initiating a pivotal clinical trial and bringing this important solution to market.”

The Company has collected more than 650 days of clinical testing data across a number of trials on an updated glucose sensor architecture which has now been integrated with key next-generation electronic components. The updated system delivered a substantial improvement in glucose measurement accuracy across multi-day wear, achieving a material reduction in Mean Absolute Relative Difference (MARD) compared to prior clinical studies of the upgraded glucose sensor.  These results now provide strong evidence that the upgraded system can meet the industry standards for glucose measurement accuracy of modern CGMs.

The new electronics also underpin CGM+’s unique multimodal data-capture capabilities, which are designed to support advanced, AI-driven analytical models. Utilizing this multimodal approach, the Company aims to position CGM+ not only as a glucose sensor, but as an important enabling platform for broader AI-enhanced digital health, with a particular focus on personalized metabolic health insights.

The next-generation components are also critical to enabling the CGM+ device’s user-friendly modular design which drives significant cost and sustainability benefits compared to current market leading CGMs. The cost of current CGM solutions remains one of the main barriers to broader adoption of this important technology.

In addition, Trinity Biotech has conducted successful trials on an updated needle-free glucose sensor insertion process. This new insertion process is fundamental to the next‑generation, user-friendly modular design and is yet another important milestone in confirming the technical viability of the updated device design.

The Company believes that these breakthrough results significantly strengthen the device’s technical readiness, reduce system level risk, and support the progression of CGM+ toward regulatory submissions and scaled commercialization. CGM+ has the potential to make high quality metabolic intelligence more affordable, more intuitive, and more widely available than ever before.
Anticipating Initiation of Pivotal Clinical Trial In 2026
Since the unveiling of CGM+ in July 2025, Trinity Biotech has continued to innovate and refine this next-generation biosensor platform. Prior breakthrough results released in August 2025 on its redesigned proprietary needle-free glucose sensor, confirmed the elimination of the requirement for finger-stick calibration and de-risked the commercialization pathway for CGM+.
The Company is collaborating with clinicians, scientists, user groups, and digital health leaders to further optimize its innovative multi-sensor CGM+ architecture which is being designed to collect multiple selected physiological metrics alongside glucose in a single modular device.
Advanced AI‑native analytics will transform this complex, multifactorial data into personalized and actionable insights, giving CGM+ users a seamless connected experience and clinicians a powerful treatment tool.
Based upon enthusiastic feedback from key stakeholders and given the strength of these recent clinical trial results, Trinity Biotech is now advancing the CGM+ program through the final design phase and anticipates initiating a pivotal clinical trial in 2026, targeting regulatory submissions in key global markets immediately thereafter.

CGM+ is uniquely positioned at the confluence of advanced glucose monitoring technology, AI-native healthcare analytics, and increasing demand for AI wearables. Market dynamics indicate strong growth in these already sizeable markets and recent forecasts predict strong growth in the coming years:
•	Global CGM Market: Projected to grow from $15.3B in 2026 to $31.4B by 2031 (CAGR: 15.4%)[1]
•	AI in Healthcare: Forecast to reach approximately $250B by 2031, growing at a 35.7% CAGR[2]
•	Wearable AI: Expected to reach $360B by 2034, growing at a 24.7% CAGR[3]

For more information on CGM+ please visit our dedicated website https://cgm.trinitybiotech.com/

1 https://www.mordorintelligence.com/industry-reports/continuous-glucose-monitoring-market
2 https://www.mordorintelligence.com/industry-reports/artificial-intelligence-in-healthcare-market
3 https://www.fortunebusinessinsights.com/wearable-ai-market-109561
Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.
About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On March 10, 2026, the Company issued a press release providing a trading and business update. A copy of the press release is filed herewith as Exhibit 99.1.

In connection with the trading and business update, the Company has obtained a limited waiver in respect of covenant 8.16 of its Credit Agreement with Perceptive Credit Holdings III and has obtained a deferral in respect of the scheduled change in covenant 8.15 of the Credit Agreement, both through July 1, 2026.

EXHIBIT INDEX

Exhibit	Description
99.1	Trinity Biotech Provides Business and Trading Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date:  March 10, 2026

Exhibit 99.1

Contact:	Trinity Biotech plc	RedChip Companies Inc.
	Paul Murphy	Dave Gentry, CEO
	(353)-1-2769800	(1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Provides Business and Trading Update

DUBLIN, Ireland (DRAFT March XX, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced an update on its trading activities for Quarter 4, 2025 and some key business updates.

Trading Update

•	The Company expects Quarter 4, 2025 revenue within the range of approximately $11.5 million to $12.5 million.
•	This compares to Quarter 4, 2024 revenue of $15.9 million, which was driven by a substantial increase in TrinScreen™ HIV sales from $0.4 million in Quarter 4, 2023 to $3.2 million in Quarter 4, 2024.
•	The reduction in revenue between Quarter 4, 2024 and Quarter 4, 2025 was primarily driven by:
o	The residual impact of the disruption to the global health market for HIV testing in 2025 due to changes affecting international aid funding structures, and
o
The fine-tuning of manufacturing and supply-chain processes to accommodate the rise in demand for TrinScreen™ HIV in late 2025 as the Company transitioned to outsourced manufacturing under the Company’s Comprehensive Transformation Plan.

Business Update

The Company’s key strategic objectives are to grow the existing business profitably and to advance its exciting innovation agenda, including the flagship development CGM+. As such, the Company continues to focus on, and make substantial progress in, its Comprehensive Transformation Plan, which is designed to substantially improve the long-term profitability of the Company’s existing business lines.

The Company has recently secured several key regulatory approvals, including in February 2026, local regulatory approval for outsourcing and offshoring the production of its Uni-Gold™ HIV rapid test. The receipt of this regulatory approval allows the Company to proceed with the final transition of Uni-Gold manufacturing and, as previously announced, this key aspect of its Comprehensive Transformation Plan is being prioritised during the first quarter of 2026.

In addition to pursuing profitability focused operational transformation, such as the finalisation of outsourced manufacturing, the Company continues to focus on commercialisation of its rapid HIV test franchise and this is underpinned by renewed strength in global HIV testing demand. In particular, the Company is seeing strong demand for Uni-Gold™ HIV. As the Company gains continued commercial traction with TrinScreen™ and sees improved Uni-Gold™ HIV demand, it is expected that Rapid HIV will be a larger proportion of the Company’s revenue base in 2026.

Given the nature of global health HIV test procurement, where order timing and size can vary significantly, and in particular the typical scale of TrinScreen™ orders, the Company expects a higher degree of quarter-on-quarter revenue variability. The move to outsourced manufacturing for its Uni-Gold™ HIV and TrinScreen™ products is intended to mitigate the profitability impact of this increased revenue variability by transitioning a significant portion of the continuing cost base from fixed cost to variable costs, though the transition to outsourcing itself will also temporarily introduce a further degree of quarter-on-quarter revenue variability in the first half of 2026. As a result of these factors, the Company now anticipates that some HIV revenue will shift from Quarter 1 into Quarter 2 and also from Quarter 2 into Quarter 3, shifting the cadence of quarterly profitability and cashflows as the Company stays firmly focused on full‑year and long‑term performance, in line with its strategic objectives.

The Company also continues to focus on the execution of its multi-facetted business improvement plan for its diabetes care Premier Hb9210 HbA1c laboratory blood glucose monitoring solution. Having secured the prestigious Gold Classification from the International Federation of Clinical Chemistry and Laboratory Medicine (IFCC) for 2026, and obtained regulatory clearances in multiple countries for the expanded rollout of its next-generation high-capacity HbA1c column system, the Company is now focusing on increasing commercial efforts for this upgraded HbA1c column system.

These commercial efforts are focused on building new sales relationships in the US and Brazil where the Company has a direct sales presence.  The Company is also now building new and expanded relationships with third party distributors in other territories, as this product line is positioned for renewed long-term growth. The upgraded column system builds upon broader improvement initiatives in the Company’s haemoglobin business, including the transition of certain manufacturing processes to other group manufacturing sites to increase manufacturing capacity and to reduce costs as part of its profitability focused Comprehensive Transformation Plan.

The Company is confident that these product development, commercial and operational developments, coupled with rising global diabetes prevalence, position this business for long-term profitable growth, again consistent with the Company’s overall strategic objectives.

Pipeline Developments

The Company continues to advance its key strategic growth projects currently in development, including:

•	Its next-generation continuous glucose monitor, CGM+;
•	EpiCapture, the company’s PCR-based epigenetic liquid biopsy test for monitoring the risk of prostate cancer progressing to more aggressive forms of the disease; and
•	PrePsia™, an innovative early pregnancy screening test designed to assess the risk of preeclampsia—a potentially life-threatening condition for both mother and baby.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to reduce our debt and improve our capitalization, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.